Pricing Supplement dated September 15, 2005 	                 Rule 424(b)(3)
(To Prospectus dated April 2, 2004 and	                    File No. 333-113680
Prospectus Supplement dated April 2, 2004)


	                     TOYOTA MOTOR CREDIT CORPORATION

	               Medium-Term Note, Series B - Fixed Rate

________________________________________________________________________________


Principal Amount:  $50,000,000		 Trade Date: September 15, 2005
Issue Price: $15,327,850 		 Original Issue Date: September 26, 2005
    (30.6557% of Principal Amount)       Net Proceeds to Issuer:  $15,327,850
Interest Rate: 0.00% per annum		 Principal's Discount or
Interest Payment Dates: Not Applicable	      Commission:  0.0%

Stated Maturity Date: September 26, 2025


________________________________________________________________________________

Day Count Convention:
   [X]  30/360 for the period from September 26, 2005 to September 26, 2025
   [ ]  Actual/365 for the period from   	        to
   [ ]  Other (see attached)                       to

Redemption:
   [ ]	The Notes cannot be redeemed prior to the Stated Maturity Date.
   [X]	The Notes may be redeemed prior to Stated Maturity Date.
        Initial Redemption Date:  September 26, 2007
        Initial Redemption Percentage: See "Additional Terms of the Notes -
           Redemption"
        Annual Redemption Percentage Reduction: N/A

Repayment:
   [X]	The Notes cannot be repaid prior to the Stated Maturity Date.
   [ ]	The Notes can be repaid prior to the Stated Maturity Date at the option of the holder of the Notes.
        Optional Repayment Date(s):
        Repayment Price:     %

Currency:
        Specified Currency:  U.S. dollars
            (If other than U.S. dollars, see attached)
        Minimum Denominations:
            (Applicable only if Specified Currency is other than U.S. dollars)

Original Issue Discount:  [X]  Yes     [ ] No
      Total Amount of OID: $34,672,150
      Yield to Maturity: 6.00%
      Initial Accrual Period: From and including September 26, 2005 to but excluding March 26, 2006

Form:  [X] Book-entry            [ ] Certificated

	               ___________________________

	                 Merrill Lynch & Co.

ADDITIONAL TERMS OF THE NOTES

Further Authorizations

          Effective June 16, 2005, in supplement to the $7,000,000,000 aggregate principal amount (or the equivalent thereof in one or more foreign or composite currencies) of its Medium-Term Notes which TMCC was authorized to offer as of April 2, 2004, TMCC authorized the offer and issuance from time to time of an additional $5,500,000,000 aggregate principal amount of its Medium-Term Notes.

Redemption

          The Notes are subject to redemption by TMCC at their Accreted Value (as defined below) semiannually, on each March 26 and September 26, commencing on the Initial Redemption Date (each, a "Redemption Date"), subject to not less than 30 nor more than 60 days' prior notice.

Event of Default

           If an Event of Default with respect to the Notes shall occur and be continuing, the Notes may be declared due and payable in an amount equal to their Accreted Value (as defined below) as of the date of payment of such amount, in the manner and with the effect provided in the Indenture. Upon payment of such amount, all of TMCC's payment obligations in respect of the Notes shall terminate.

           The principal amount of the Notes Outstanding under the Indenture (for purposes of, among other things, directing the Trustee to take or refrain from taking any action under the Indenture or to waive any default thereunder) as of any date of determination shall be deemed to be the Accreted Value of the Notes as of such date.

Calculation of Accreted Value

           OID will accrue on the Notes at the Yield to Maturity, based on a 360-day year of 12 30-day months, compounding on each March 26 and September
26.  The "Accreted Value" of the Notes on any compounding date
(each such compounding date, an "Accreted Value Calculation Date") shall be equal to the product of (i) the Principal Amount and (ii) the accretion factor for such date as set forth in the accretion value schedule below (the "Accretion Factor"). The "Accreted Value" of the Notes on any date between two Accreted Value Calculation Dates (an "Interim Date") shall be equal to the sum of (x) the Accreted Value on the first such Accreted Value Calculation Date and (y) the product of (A) 1/180th of the difference between the Accreted Values on the second and the first such Accreted Value Calculation Dates and
(B) the number of days (based on a 360-day year of 12 30-day months) from and including the first of the two Accreted Value Calculation Dates to but excluding the Interim Date.

                      Accretion Value Schedule

        Accreted Value
       Calculation Date                Accretion Factor
         9/26/2005                          30.6557%
         3/26/2006                          31.5754%
         9/26/2006                          32.5226%
         3/26/2007                          33.4983%
         9/26/2007                          34.5032%
         3/26/2008                          35.5383%
         9/26/2008                          36.6045%
         3/26/2009                          37.7026%
         9/26/2009                          38.8337%
         3/26/2010                          39.9987%
         9/26/2010                          41.1987%
         3/26/2011                          42.4346%
         9/26/2011                          43.7077%
         3/26/2012                          45.0189%
         9/26/2012                          46.3695%
         3/26/2013                          47.7606%
         9/26/2013                          49.1934%
         3/26/2014                          50.6692%
         9/26/2014                          52.1893%
         3/26/2015                          53.7549%
         9/26/2015                          55.3676%
         3/26/2016                          57.0286%
         9/26/2016                          58.7395%
         3/26/2017                          60.5016%
         9/26/2017                          62.3167%
         3/26/2018                          64.1862%
         9/26/2018                          66.1118%
         3/26/2019                          68.0951%
         9/26/2019                          70.1380%
         3/26/2020                          72.2421%
         9/26/2020                          74.4094%
         3/26/2021                          76.6417%
         9/26/2021                          78.9409%
         3/26/2022                          81.3092%
         9/26/2022                          83.7484%
         3/26/2023                          86.2609%
         9/26/2023                          88.8487%
         3/26/2024                          91.5142%
         9/26/2024                          94.2596%
         3/26/2025                          97.0874%
         9/26/2025                         100.0000%

Risk Factors

           An investment in the Notes entails certain risks to a greater degree than an investment in conventional fixed-rate debt securities that pay interest periodically. While the Notes, if held to maturity or redemption, will provide return of their Accreted Value, their market value could be adversely affected by changes in prevailing interest rates and the optional redemption feature. This effect on the market value of the Notes could be magnified in a rising interest rate environment due to their relatively long remaining term to maturity. In such an environment, the market value of the Notes generally will fall, which could result in the realization of significant losses to investors whose circumstances do not permit them to hold the Notes until maturity. It is also unlikely that TMCC would redeem the Notes in such an interest rate environment, when TMCC's costs of borrowing would be relatively high. On the other hand, in a falling interest rate environment, in which the market value of the Notes generally would rise, it is likely that TMCC would redeem the Notes, when its costs of borrowing would be relatively low; under those circumstances, it is likely that the optional redemption provision would reduce the market value that the Notes otherwise would have. While some of these factors would affect the value of both the Notes and conventional fixed-rate debt securities, they will tend to affect the value of the Notes to a greater degree. Investors therefore should have the financial status and, either alone or with a financial advisor, the knowledge and experience in financial and business matters sufficient to evaluate the merits and to bear the risks of investing in the Notes in light of each investor's particular circumstances, and should consider whether their circumstances permit them to hold the Notes until maturity or otherwise to bear the risks of illiquidity, redemption and changes in interest rates. See "Risk Factors" in the Prospectus Supplement.

Plan of Distribution

           Under the terms of and subject to the conditions of a terms agreement under a Distribution Agreement dated April 2, 2004 between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), Citigroup Global Markets Inc., Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated (the "Agreement"), Merrill, acting as principal, has agreed to purchase and TMCC has agreed to sell the Notes at 30.6557% of their principal amount. Merrill may resell the Notes to one or more investors or to one or more broker-dealers (acting as principal for the purposes of resale) at a price equal to 30.6557% of their principal amount.

           Under the terms and conditions of the Agreement, Merrill is committed to take and pay for all of the Notes offered hereby if any are taken.